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                                                                    EXHIBIT 99.1

                            HOLLINGER INC. ANNOUNCES
                      COMPLETION OF C$211 MILLION FINANCING

     Toronto, Canada, June 11, 2004 - Hollinger Inc. ("Hollinger") (TSX: HLG.C; HLG.PR.B) is pleased to announce that, further to its press release of June 8, 2004, it has completed the applicable payments (the "Payments") required to be made following satisfaction of the escrow conditions in connection with its offering of subscription receipts (the "Subscription Receipts"). Effective 5:00 p.m. (Eastern Standard Time) on June 11, 2004, each Subscription Receipt was automatically converted, without payment of any additional consideration, into one Series II Preference Share of Hollinger.

     Hollinger has deposited into escrow with a licensed trust company (the "Share Escrow Agent") 10,981,538 shares (the "Escrowed Shares") of Class A Common Stock of Hollinger International Inc. As a result, Hollinger is currently in a position to honour retractions of its outstanding Series II Preference Shares. The Escrowed Shares will be held in escrow and will be released by the Share Escrow Agent from time to time in order to satisfy retraction requests from the holders of all of the issued and outstanding Series II Preference Shares.

     Following completion of the Payments, US$78.0 million aggregate principal amount of Hollinger's 11.875% senior secured notes due 2011 remain outstanding and all of its Series III Preference Shares have been redeemed and have been delisted from the Toronto Stock Exchange effective at the close of trading on June 11, 2004.

     Hollinger's principal asset is its approximately 72.3% voting and 29.7% equity interest in Hollinger International Inc. Hollinger International is a global newspaper publisher with English-language newspapers in the United States, Great Britain and Israel. Its assets include The Daily Telegraph, The Sunday Telegraph and The Spectator and Apollo magazines in Great Britain, the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.

     THIS RELEASE IS NOT AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES. THE SECURITIES DESCRIBED HEREIN MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION, AND ANY PUBLIC OFFERING (AS SUCH TERM IS DEFINED UNDER U.S. FEDERAL SECURITIES LAWS) OF THE SECURITIES TO BE MADE IN THE UNITED STATES WOULD BE MADE ONLY BY MEANS OF A PROSPECTUS THAT MAY BE OBTAINED FROM HOLLINGER AND THAT WOULD CONTAIN DETAILED INFORMATION ABOUT HOLLINGER AND ITS MANAGEMENT AS WELL AS FINANCIAL STATEMENTS. THIS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL.

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Media contact:                       For more information, please contact:
Jim Badenhausen                      Hollinger Inc.
646-805-2006                         Fred A. Creasey
                                     Vice President and Chief Financial Officer
                                     416-363-8721
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                              www.hollingerinc.com